

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 10, 2016

Joseph Segelman
President and Chief Executive Officer
Reign Sapphire Corporation
9465 Wilshire Boulevard
Beverly Hills, California 90212

> **Re: Reign Sapphire Corporation**
> **Post-Effective Amendment to Form S-1**
> **Filed January 29, 2016**
> **File No. 333-204486**

Dear Mr. Segelman:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note the private placement that closed in December 2015 of common stock, notes and warrants. Please provide us with a detailed analysis regarding why the concurrent private offering should not be integrated with your public offering. Specifically address whether your registration statement constituted a general solicitation for purposes of this offering. See Securities Act Sections Compliance and Disclosure Interpretations, Question 139.25.

Executive Compensation, page 71

2. Please ensure that you have updated your disclosure, here and elsewhere in your prospectus as applicable, to reflect information for your recently completed fiscal year ending December 31, 2015. In this regard, refer to Regulation S-K Compliance and Disclosure Interpretations 117.05 located at our web-site, www.sec.gov.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products